Exhibit 12

FOOT LOCKER, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

($ in millions)

	Thirteen weeks
	ended		Fiscal year ended
	May 4,	Apr. 28,	Feb 3,	Jan. 28,	Jan. 29,	Jan. 30,	Jan. 31,
	2013	2012	2013	2012	2011	2010	2009
NET EARNINGS
Income (loss) from continuing operations	$138	$128	$397	$278	$169	$47	$(79)
Income tax expense (benefit)	78	73	210	157	88	26	(21)
Interest expense, excluding capitalized interest	3	3	11	13	14	13	16
Portion of rents deemed representative of the interest factor	55	55	222	218	213	217	225
	$274	$259	$840	$666	$484	$303	$141

FIXED CHARGES
Gross interest expense	$3	$3	$11	$13	$14	$13	$16
Portion of rents deemed representative of the interest factor	55	55	222	218	213	217	225
	$58	$58	$233	$231	$227	$230	$241

RATIO OF EARNINGS TO FIXED CHARGES	4.7	4.5	3.6	2.9	2.1	1.3	0.6